SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Occidental Petroleum Corporation
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

674599105
 (CUSIP Number)

Jesse Lynn
Icahn Capital LP
16690 Collins Avenue
Sunny Isles Beach, FL 33160
(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 5, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 27,484,349 (including Shares underlying the Warrants. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 27,484,349 (including Shares underlying the Warrants. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 27,484,349 (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.88%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 27,484,349 (including Shares underlying the Warrants. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 27,484,349 (including Shares underlying the Warrants. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 27,484,349 (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.88%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 38,671,623 (including Shares underlying the Warrants. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 38,671,623 (including Shares underlying the Warrants. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 38,671,623 (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 4.06%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 38,671,623 (including Shares underlying the Warrants. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 38,671,623 (including Shares underlying the Warrants. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 38,671,623 (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.06%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 66,155,972 (including Shares underlying the Warrants. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 66,155,972 (including Shares underlying the Warrants. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 66,155,972 (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.94%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 66,155,972 (including Shares underlying the Warrants. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 66,155,972 (including Shares underlying the Warrants. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 66,155,972 (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.94%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 66,155,972 (including Shares underlying the Warrants. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 66,155,972 (including Shares underlying the Warrants. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 66,155,972 (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.94%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 66,155,972 (including Shares underlying the Warrants. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 66,155,972 (including Shares underlying the Warrants. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 66,155,972 (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.94%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 674599105

1. NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 66,155,972 (including Shares underlying the Warrants. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 66,155,972 (including Shares underlying the Warrants. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 66,155,972 (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.94%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 674599105

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 66,155,972 (including Shares underlying the Warrants. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 66,155,972 (including Shares underlying the Warrants. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 66,155,972 (including Shares underlying the Warrants. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.94%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 8 relating to the shares of Common Stock, par value $0.20 per share (“Shares”), issued by Occidental Petroleum Corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2020, as previously amended (the “Schedule 13D”).

Item 3. Source and Amount of Funds or Other Consideration

The first paragraph of Item 3 of the Schedule 13D is hereby amended to add the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 66,155,972 Shares (including Shares underlying the Warrants (see Item 5)), which were purchased by the Reporting Persons for an aggregate purchase price of approximately $1.53 billion.

Item 5. Interest in Securities of the Issuer

Item 5(a) and the first paragraph of Item 5(b) of the Schedule 13D are hereby replaced in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 66,155,972 Shares (including Shares underlying the Warrants (see Item 5(c))), representing approximately 6.94% of the Issuer's outstanding Shares (based on (i) the 933,734,637 Shares outstanding as of June 30, 2021, as disclosed by the Issuer in the Issuer’s Form 10-Q, filed with the SEC on August 3, 2021 and (ii) the 19,304,913 shares underlying the Warrants (see Item 5(c)) beneficially owned by the Reporting Persons.

(b) Icahn Master has sole voting power and sole dispositive power with regard to 27,484,349 Shares (including Shares underlying the Warrants (see Item 5(c)). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 38,671,623 Shares (including Shares underlying the Warrants (see Item 5(c)). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Item 5(c) of the Schedule 13D is hereby amended by adding the following:

(c) The following table sets forth all transactions with respect to Shares effected by any of the Reporting Persons in the past sixty days. Except as otherwise noted below, all such transactions were sales of Shares effected in the open market.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Icahn Partners LP	06/09/2021	701,424	28.62
Icahn Partners LP	08/05/2021	245,011	26.50
Icahn Partners LP	08/06/2021	1,085,183	26.50

Icahn Partners Master Fund LP	06/09/2021	498,576	28.62
Icahn Partners Master Fund LP	08/05/2021	174,989	26.50
Icahn Partners Master Fund LP	08/06/2021	769,104	26.50

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2021

ICAHN PARTNERS LP
ICAHN ONSHORE LP
ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN CAPITAL LP
IPH GP LLC
BECKTON CORP.

By: /s/ Irene March
Name: Irene March
Title: Executive Vice President

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Accounting Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D/A No. 8 – Occidental Petroleum Corporation]